SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.2)

FBO Air, Inc.

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(Name of Issuer)

Common Stock, $0.001 par value

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(Title of Class of Securities)

30246 H

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(CUSIP Number)

Robert W. Berend

Wachtel & Masyr, LLP

110 East 59th Street

New York, New York 10022

(212) 909-9595

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 23, 2005

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box { }.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 5 Pages

1.	NAME OF REPORTING PERSON

William B. Wachtel

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) { }

          (b) { }

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

{ }

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES	7.	SOLE VOTING POWER

3,570,298 shares

BENEFICIALLY OWNED BY EACH	8.	SHARED VOTING POWER

0 shares

REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER

4,578,634 shares

REPORTING PERSON WITH	10.	SHARED DISPOSITIVE POWER

0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,578,634 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES{ }

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.1%

14.	TYPE OF REPORTING PERSON

IN

Item 1.	Security and Issuer

This Amendment No. 2 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D (as amended, the “Schedule 13D”) filed by the Reporting Person and previously amended. Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D. This Amendment No. 2 to the Schedule 13D is filed by the Reporting Person in accordance with Exchange Act Rule 13d-2, and it shall refer only to the information that has materially changed since the filing of Amendment No. 1 on April 22, 2005.

Item 5.	Interest in Securities of the Issuer

(a) Based on information provided to the Reporting Person by the Issuer, as of October 28, 2005, there were 12,577,727 shares of the Common Stock issued or outstanding. The Reporting Person beneficially owns an aggregate of 4,578,634 shares of the Common Stock or approximately 30.1% of the outstanding shares of the Common Stock. The holdings referenced herein include 1,383,333 shares of the Common Stock issuable upon the conversion of 42 shares of the Issuer’s Series A Convertible Preferred Stock, $0.001 par value (the “Convertible Preferred Stock”), and not 1,400,000 shares of the Common Stock previously reported by the Issuer to the Reporting Person as the shares issuable upon the conversion of the 42 shares of the Convertible Preferred Stock; 208,336 shares issuable upon the exercise of a warrant expiring March 31, 2010 (the “Co-Investor Warrant”); and 800,000 shares issuable upon the exercise of a warrant expiring September 22, 2010 (the Lender’s Warrant”). For additional information relating to the Lender’s Warrant, see subsection (c) of this Item 5 to the Schedule 13D.

(b) The Reporting Person has the sole power to vote 3,570,298 shares of the Common Stock and has the sole power to direct the disposition of all 4,578,634 shares. There is no voting right with respect to the Co-Investor Warrant and the Lender’s Warrant, each of which is currently exercisable, until exercised.

(c) On September 23, 2005, the Issuer issued the Lender’s Warrant to purchase 1,200,000 shares of the Common Stock at $.60 per share to Airport Capital, LLC, a New York limited liability company (“Airport Capital”), in consideration of Airport Capital’s loan to the Issuer of $1,500,000. The Reporting Person is one of the two members of Airport Capital and, as such, is entitled to two-thirds of any distribution by Airport Capital to its members. As a result, he may be deemed the beneficial owner of two-thirds of the shares of the Common Stock subject to the Lender’s Warrant or 800,000 shares.

On October 28, 2005, Euro American Investment Corp., a Delaware corporation (the “Noteholder”), converted a promissory note dated January 26, 2005 (the “Note”) in the principal amount of $100,000, as to which Note Jeffrey M. Trenk, a director and executive officer of the Issuer, York Capital Group, LLC, Ruth Trenk and Rogo Letter, Inc. were the makers, into 847,520 shares of the Common Stock as permitted by the Note. Because the Reporting Person is the sole stockholder, director and officer of the Noteholder, he may be deemed the beneficial owner of such 847,520 shares of the Common Stock.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or

Relationships with Respect to Securities of the Issuer

Except as described elsewhere in the Schedule 13D and as previously reported in this Item 6, the Reporting Person has no contract, arrangement, understanding or relationship with one or more security holders of the Issuer or others, with respect to the purchase, holding, voting or disposition of shares of Common Stock or other securities of the Issuer which are convertible or exercisable into such shares. The Reporting Person reserves the right to enter into any such contract, arrangement, understanding or relationship in the future.

As previously reported in this Item 6, the Note had originally a maturity date of July 26, 2005. The Reporting Person subsequently agreed to extend the maturity date of the Note to October 31, 2005. As reported in subsection (c) of Item 5 to the Schedule 13D, on October 28, 2005, the Noteholder converted the entire principal amount of the Note into 847,520 shares of the Common Stock in accordance with its terms. A copy of the Note was filed as Exhibit A to the Schedule 13D and in incorporated herein in this reference.

As reported in subsection (c) of Item 5 to the Schedule 13D, on September 23, 2005, the Issuer borrowed $1,500,00 from Airport Capital, in consideration of which the Issuer issued the Lender’s Warrant to Airport Capital. As reported in the Issuer’s Current Report on Form 8-K filed on September 28, 2005, the proceeds from the loan were used to acquire all of the outstanding shares of common stock of Airborne, Inc., a New York corporation (“Airborne”). Airborne had been conducting at the Elmira-Corning Regional Airport in the State of New York a fixed base operation, which, among its services, Airborne manages aircraft and sells charter time. The loan was made pursuant to a Term Loan Agreement dated as of September 23, 2005 (the “Term Loan Agreement”) by and among the Issuer, Airborne and Airport Capital. Copies of the Lender’s Warrant and the Term Loan Agreement are filed (by incorporation by reference to the Current Report) as Exhibits B and C to the Schedule 13D are and incorporated herein by this reference.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Promissory Note dated January 26, 2005 from Jeffrey M. Trenk, York Capital Group, LLC, Ruth Trenk and Rogo Letter, Inc. to the order of Euro American Investment Corp. (previously filed).

Exhibit B	Copy of Warrant expiring September 22, 2010 (Incorporated by reference to the Issuer’s Current Report on Form 8-K filed on September 28, 2005).

Exhibit C

Copy of Term Loan Agreement dated as of September 23, 2005 by and among the Issuer, Airborne, Inc. and Airport Capital, LLC. (Incorporated by reference to the Issuer’s Current Report on Form 8-K filed on September 28, 2005).

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 31, 2005

_/s/ William B. Wachtel
William B. Wachtel